UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of the Meeting and Record Date dated May 31, 2021

99.2	News Release dated May 21, 2021

99.3	News Release dated May 17, 2021

99.4	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the Three Months Ended March 31, 2021 and 2020

99.5	Consolidated Interim Financial Statements for the Three Months Ended March 31, 2021 and 2020

99.6	Notice of Optional Redemption dated May 14, 2021

99.7	News Release dated May 13, 2021

99.8	Form of Proxy – Annual and Special Meeting of Holders of Class A Restricted Voting Shares to be held on June 2, 2021

99.9	Form of Proxy – Annual and Special Meeting of Holders of Class B Shares to be held on June 2, 2021

99.10	Management Information Circular dated May 4, 2021

99.11	Notice of Annual and Special Meeting of Shareholders to be held on June 2, 2021

99.12	News Release dated May 7, 2021

99.13	Final Prospectus Receipt issued on May 7, 2021

99.14	Provisional Adult-Use Retailer License - Farmacy SB, Inc.

99.15	Provisional Adult-Use and Medicinal Retailer License - Bud and Bloom

99.16	Provisional Annual Manufacturing License - CA Manufacturing Solutions LLC

99.17	Provisional Adult-Use and Medicinal Distributor License - CA Manufacturing Solutions LLC

99.18	Cannabis Cultivation License - G&K Produce LLC (1)

99.19	Cannabis Cultivation License - G&K Produce LLC (2)

99.20	Cannabis Cultivation License - G&K Produce LLC (3)

99.21	Cannabis Cultivation License - G&K Produce LLC (4)

99.22	Cannabis Cultivation License - G&K Produce LLC (5)

99.23	Cannabis Cultivation License - G&K Produce LLC (6)

99.24	Cannabis Cultivation License - G&K Produce LLC (7)

99.25	Cannabis Cultivation License - G&K Produce LLC (8)

99.26	Cannabis Cultivation License - G&K Produce LLC (9)

99.27	Cannabis Cultivation License - G&K Produce LLC (10)

99.28	Cannabis Cultivation License - G&K Produce LLC (11)

99.29	Cannabis Cultivation License - G&K Produce LLC (12)

99.30	Cannabis Cultivation License - G&K Produce LLC (13)

99.31	Cannabis Cultivation License - G&K Produce LLC (14)

99.32	Cannabis Cultivation License - G&K Produce LLC (15)

99.33	Cannabis Cultivation License - G&K Produce LLC (16)

99.34	Cannabis Cultivation License - K&G Flowers LLC (1)

99.35	Cannabis Cultivation License - K&G Flowers LLC (2)

99.36	Cannabis Cultivation License - K&G Flowers LLC (3)

99.37	Cannabis Cultivation License - K&G Flowers LLC (4)

99.38	Cannabis Cultivation License - K&G Flowers LLC (5)

99.39	Cannabis Cultivation License - K&G Flowers LLC (6)

99.40	Cannabis Cultivation License - K&G Flowers LLC (7)

99.41	Cannabis Cultivation License - K&G Flowers LLC (8)

99.42	Cannabis Cultivation License - K&G Flowers LLC (9)

99.43	Cannabis Cultivation License - K&G Flowers LLC (10)

99.44	Cannabis Cultivation License - K&G Flowers LLC (11)

99.45	Cannabis Cultivation License - K&G Flowers LLC (12)

99.46	Cannabis Cultivation License - K&G Flowers LLC (13)

99.47	Cannabis Cultivation License - K&G Flowers LLC (14)

99.48	Provisional Adult-Use and Medicinal Retailer License - iCANN LLC

99.49	Provisional Medicinal Distributor Transport Only License - Mission Health Associates, Inc.

99.50	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (1)

99.51	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (2)

99.52	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (3)

99.53	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (4)

99.54	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (5)

99.55	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (6)

99.56	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (7)

99.57	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (8)

99.58	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (9)

99.59	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (10)

99.60	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (11)

99.61	Provisional Cannabis Cultivation License - Mission Health Associates, Inc. (12)

99.62	Provisional Adult-Use and Medicinal Distributor License - The Pottery Inc.

99.63	Provisional Cannabis Cultivation License - The Pottery Inc.

99.64	Provisional Adult-Use and Medicinal Retailer License - The Pottery Inc.

99.65	Auditor’s Consent Letter dated May 6, 2021 - Macias Gini & O’Connell LLP (1)

99.66	Auditors’ Consent Letter dated May 6, 2021 - Macias Gini & O’Connell LLP (2)

99.67	Auditor’s Consent Letter dated May 6, 2021 - Macias Gini & O’Connell LLP (3)

99.68	Auditor’s Consent Letter dated May 6, 2021 - Macias Gini & O’Connell LLP (4)

99.69	Auditor’s Consent Letter dated May 6, 2021 - MNP LLP

99.70	Final Long Form Prospectus dated May 6, 2021

99.71	Issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.72	Non-issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.73	Non-issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.74	Non-issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.75	Non-issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.76	Non-issuer’s Submission to Jurisdiction and Appointment of Agent for Service of Process dated May 6, 2021

99.77	Lease Agreement dated June 9, 2017 - iCANN, LLC

99.78	Lease Agreement dated October 1, 2018 - Lompoc TIC, LLC

99.79	Investor Rights Agreement dated April 8, 2021

99.80	First Amendment to Camarillo Acquisition Agreement dated March 21, 2021

99.81	Second Amendment to Option Agreement dated February 20, 2021

99.82	Third Amendment to Option Agreement dated March 21, 2021

99.83	Fourth Amendment to Option Agreement dated March 24, 2021

99.84	Letter Agreement dated February 13, 2021 - California Option Agreement

99.85	Glass Investment Projects, Inc. Exercise Notice dated February 20, 2021

99.86	Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated March 29, 2021

99.87	Fifth Amendment to Option Agreement dated March 26, 2021

99.88	Letter of Intent dated January 25, 2021 - Camarillo Agricultural Real Property Acquisition

99.89	Reciprocal Nondisclosure and Restricted Use Agreement dated February 18, 2021

99.90	Undertaking to File Documents and Material Contracts dated May 6, 2021

99.91	Report of Voting Results dated May 5, 2021